January 8, 2009
SENT BY FAX 1-866-266-2502

MaxLife Fund Corp.
45 Sheppard Avenue East
Suite 900
North York, Ontariom Canada
M2N 5W9

    Re:  Registration Letter

Gentlemen:

    This letter shall serve as notice that as of the date hereof, I hereby resign from the Board of Directors of Maxlife Fund Corp. (the "Corporation").

My resignation is the result of my disagreement with the Corporation relating to the value of the options it granted me in April 2008 to become a director.  Although these options have now vested, I have recently discovered that I cannot exercise them without the shares purchased, being restricted for a 6 month period.

Sincerely,
/s/ Daniel Kahan
Daniel Kahan